

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

December 4, 2007

<u>Via U.S. Mail</u>

Mr. Brian J. Sereda
Chief Financial Officer
Proxim Wireless Corporatioin
2115 O' Nel Drive
San Jose, CA 95131

      **RE: Proxim Wireless Corporation
             Form 10-K for the year ended December 31, 2006
             Filed March 30, 2007
             File No. 000-29053**

Dear Mr. Sereda:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2006

Financial Statements and Notes

2. Summary of Significant Accounting Policies

Restricted Cash, page 60

1. We note your disclosures in the second paragraph that "[d]uring the quarter ended June 30, 2006, that indemnification trust was terminated and the net trust proceeds of approximately $5.0 million (after payments to the beneficiaries) were distributed to the Company as unrestricted cash." In that regard, tell us in more detail the business purpose of the indemnification trust and the facts and circumstances leading to its termination by its beneficiaries.

Goodwill, page 61

2. Tell us and disclose your accounting policy for goodwill impairment (recognition and measurement) in accordance with paragraphs 19 to 25 of SFAS 142.

Accounts Receivable, page 60

3. Explain to us in more detail what do you meant by "[t]he Company maintains an allowance for doubtful accounts, sales returns and price protection for estimated returns, discounts, price protection and losses resulting from the inability of its customers to make required payments." Addressing the relevant accounting literature, advise us how you recognize revenues and your accounting with respect to each of the allowances referenced above.

Intangible Assets, page 62

4. We note that you recorded a charge for the impairment of amortizable intangible assets totaling $7.8 million related to developed technology and customer relationships from the Karlnet, Terabeam and Old Proxim acquisitions and that the charges were based on an independent third party valuation of the assets during the third quarter of 2006 and that you also recorded an impairment charge of $1.1 million related to the Proxim trade name. We also note similar disclosures in Note 5 on pages 66-67. While you are not required to make reference to this independent valuation here and elsewhere in the filing, when you do you should also disclose the name of the expert. If you decide to delete your reference to the independent valuation, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Revise to comply with this comment in future filings.

Revenue Recognition, page 62

5. We note your disclosures that "[t]he Company grants different distributors different limited rights of return, price protection on unsold products, and other terms of sale. In

this regard, tell us in greater detail the nature of rights of returns, price protection and other terms etc. Advise us under what circumstances and certain conditions that SFAS 48 were not met so that revenues related to the sales to distributors is deferred until the product is sold to an end customer.

8. Allowance for Bad Debt, page 68

6. Refer to the Allowance for Bad Debt roll-forward table for FY 2006 and FY 2005. We note the significant decrease of "allowance for bad debt" from FY 2005 due to significant change in line item "Charge offs and other adjustments made during the period". Tell us the nature of this line item and the drivers that cause the significant change in 2006.

18. Related Party Transactions, page 73

7. We note your disclosures that "[i]n accordance with FIN 46R, through June 30, 2005, Merry Fields was a variable interest entity and the Company was determined to be the primary beneficiary of Merry Fields. During the year ended December 31, 2005, the Company ceased to guarantee the Merry Fields note payable and is no longer the primary beneficiary of Merry Fields." In this regard, advise us how you consider paragraph 5 of FIN 46R in determining that Merry Fields is a variable interest entity. If so, advise us how you consider paragraphs 14 to 17 of FIN 46R in determining that you are the primary beneficiary until June 30, 2005. Also, tell us in more detail the facts and circumstances leading to your decision to cease to guarantee the Merry Fields note payable and therefore you are no longer the primary beneficiary of Merry Fields after June 30, 2005.

Schedule II- Valuation and Qualifying Accounts, page 78

8. Tell us the reason for the significant increase in the inventory valuation allowance of $10,701,000 in the year ended December 31, 2005. Reconcile this amount to the $2,143,000 provision amount disclosed in the statements of operations.

Form 10-Q for the Quarterly Period Ended September 30, 2007

Financial Statements and Notes

12. Discontinued operations, page12

9. We note your disclosures that you acquired 15% equity ownership in Civitas in connection with the sale of Ricochet wireless network and operations to Civitas during the third quarter of 2007. Tell us where you have recorded this investment in the consolidated balance sheets.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director